Exhibit A
Mr. Zolfaghari also directly owns employee stock options to purchase shares of |
Class A Common Stock as follows:
Option to purchase 600 shares with (i) exercise price of $187.19 per share,
(ii) vesting in five equal annual installments beginning on 09/30/2000 and
(iii) expiration on 07/28/2009
Option to purchase 5,000 shares with (i) exercise price of $441.25 per share,
(ii) vesting in five equal annual installments beginning on 06/30/2001 and
(iii) expiration on 06/09/2010
Option to purchase 400 shares with (i) exercise price of $215.00 per share,
(ii) vesting as follows: 80 on 04/01/2001, 80 on 10/01/2001, 80 on 10/01/2002,
80 on 10/01/2003 and 80 on 10/01/2004 and (iii) expiration on 10/17/2010
Option to purchase 4,250 shares with (i) exercise price of $4.70 per share,
(ii) vesting as follows: 125 on 07/26/2005, 4,125 on 07/26/2006 and (iii)
expiration on 07/26/2012